UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment on POSCO’s Plan to Announce 2019 Year-end Earnings Results and

2020 Business Plans

POSCO’s plan to announce 2019 year-end earnings results (originally filed on January 15, 2020) is amended due to changes in time. The amended part is emphasized in bold as below. Except as expressly amended herein, there is no other amendment or modification.

1.	Agenda

•	Earnings Results for the Fiscal Year 2019

•	Business Plan for the Fiscal Year 2020 and Q&A Session

2.	Date and Time

January 31, 2020 at 15:00 (KST)

3.	Venue

Conference call

4.	Participants

Analysts, institutional investors and press

[Previous disclosure]

POSCO Plans to Announce 2019 Year-end Earnings Results and

2020 Business Plan as follows:

1.	Agenda

•	Earnings Results for the Fiscal Year 2019

•	Business Plan for the Fiscal Year 2020 and Q&A Session

2.	Date and Time

January 31, 2020 at 14:00 (KST)

3.	Venue

Conference call

4.	Participants

Analysts, institutional investors and press

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 23, 2020	By	/s/ Lim, Seung Kyu
(Signature)
Name: Lim, Seung Kyu
Title: Executive Vice President